Exhibit 99(b)

Independent Accountants' Report

The Board of Directors

Household Finance Corporation

We have examined management's assertion that the servicing of home equity loans owned by Household Home Equity Loan Trust 2003-1 (the loans) has been conducted by Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated August 28, 2003 (the Agreement) as of December 31, 2003 and for the period of August 28, 2003 to December 31, 2003. Management is responsible for the assertion. Our responsibility is to express an opinion on management's assertion about Household Finance Corporation's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and in compliance with the audit guide for audits of non-supervised mortgagees approved by the Department of Housing and Urban Development (to the extent that the procedures in such audit guide are applicable to the servicing obligations set forth in the Agreement), accordingly, included examining, on a test basis, evidence about Household Finance Corporation's compliance with the terms and conditions of the Agreement and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion that the servicing of loans has been conducted by Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated August 28, 2003 as of December 31, 2003 and for the period of August 28, 2003 to December 31, 2003 is fairly stated, in all material respects.

This report is intended solely for the information and the use of the addressee, the trustee(s), rating agencies, and others, as applicable, in accordance with the Agreement.

/s/ KPMG LLP

Chicago, Illinois

February 28, 2004

Management Assertion

As of December 31, 2003 and for the period August 28, 2003 to December 31, 2003, the servicing of home equity loans owned by Household Home Equity Loan Trust 2003-1 has been conducted by Household Consumer Lending, as subservicer for Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sales and Servicing Agreement dated August 28, 2003.

/s/ Joe Vozar	/s/ Jorge Cordon
Chief Financial Officer-	Managing Director-Operations-
Household Consumer Lending	Household Consumer Lending

February 28, 2004	February 28, 2004
Date	Date